August 29, 2006
By EDGAR
Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
QLT Inc.
Schedule TO-I filed August 3, 2006, as amended
File Number: 5-43381
Dear Mr. Pressman:
QLT Inc. (the “Company”) acknowledged receipt of the comment letter, dated August 17, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “TO”) in its response letter filed with the Commission on August 24, 2006. Concurrently with the filing of that letter, the Company filed with the Commission Amendment No. 2 to the TO.
Further to your telephone conversation with Chris Cummings of Shearman & Sterling LLP on August 25, 2006, we submit this letter to provide additional information regarding comment #1 included in the Comment Letter. For ease of reference, we have reproduced the text of the relevant comment in bold-face type below, followed by our expanded response.

Page 2	August 29, 2006
RESPONSE TO STAFF COMMENT
General
1.	Please provide an analysis explaining why the “normal course issuer bid” was not subject to Rule 13e-4.

Response: The Company announced on April 28, 2005 that, over a two-year period, the Company intended to purchase for cancellation up to $50 million worth of its common shares, subject to regulatory requirements, in the open market through the facilities of the Toronto Stock Exchange and/or the Nasdaq Stock Market. On December 13, 2005, the Company announced an increase in the number of shares subject to the repurchase program, such that the program as amended was subject to a maximum aggregate expenditure by the Company of $100 million. The share purchases were made as a “normal course issuer bid”, a term typically used by Canadian issuers to describe such a share repurchase program. All purchases pursuant to the program were made at market prices, were made pursuant to the requirements of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market (“Nasdaq”), and complied with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On July 27, 2006, the Company announced that the normal course issuer bid (the “Share Repurchase Program”) had been terminated.

Neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer.” Case law supplies two standards to assist in the determination of whether a transaction or series of transactions is a tender offer: the “Wellman Test” and the “Hanson Test”. The Company submits that under both tests it is clear that the Share Repurchase Program was not a “tender offer”.

The Wellman Test evaluates the following eight factors, each of which is discussed below in relation to the Share Repurchase Program.

(i) Whether there is an active and widespread solicitation of public security holders

Purchases were made pursuant to the Share Repurchase Program over the TSX and Nasdaq and did not involve solicitation of public security holders.

(ii) Whether the solicitation is made for a substantial percentage of the issuer’s securities

The Share Repurchase Program was limited to approximately 10% of the Company’s issued and outstanding common shares at April 30, 2006.

Page 3	August 29, 2006
(iii) Whether the offer is made at a premium over the prevailing market price

All purchases pursuant to the Share Repurchase Program were made at the then prevailing market price.

(iv) Whether the terms of the offer are firm rather than negotiable

All purchases pursuant to the Share Repurchase Program were made over the TSX or Nasdaq at prevailing market prices that varied throughout the period during which purchases were made.

(v) Whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased

The Share Repurchase Program was not contingent upon repurchasing a fixed minimum or a fixed maximum number of shares.

(vi) Whether the offer is open for only a limited period of time

The Share Repurchase Program had a scheduled duration of 2 years, and was terminated over 15 months after it was initiated.

(vii) Whether the offerees are subjected to pressure to sell

Shareholders were not subjected to pressure to sell. Purchases were made at market prices over the TSX and Nasdaq.

(viii) Whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities

From May 2005 until the termination of the Share Repurchase Program, 6.3 million common shares were acquired by the Company pursuant to the Share Repurchase Program, representing approximately 7% of the common shares issued and outstanding as of June 30, 2006. Purchases were made gradually over the course of the Share Repurchase Program.

The Hanson Test turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision. Given the nature of the Share Repurchase Program, pursuant to which the Company made purchases of its common shares over the TSX and Nasdaq at prevailing market prices, the Company submits that shareholders did not require the additional

Page 4	August 29, 2006
information prescribed by the tender offer rules in order to make an educated investment decision.

As a result of the foregoing, the Company submits that the “normal course issuer bid” was not a “tender offer” for purposes of U.S. securities laws.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in reviewing this letter. Please direct any questions or comments to Chris Cummings, at 416-360-2967, or Steve Centa, at 416-360-5131, in each case of Shearman & Sterling LLP.
Sincerely,
Peter J. O’Callaghan
Senior Vice President, Corporate Development
and General Counsel

cc:	Janet Grove
QLT Inc.
Christopher J. Cummings
Stephen C. Centa
Shearman & Sterling LLP